

Mail Stop 4628

February 22, 2017

P. Kevin Trautner
Executive Vice President, General Counsel and Secretary
NCS Multistage Holdings, Inc.
19450 State Highway 249, Suite 200
Houston, TX 77070

> **Re: NCS Multistage Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 10, 2017**
> **CIK No. 0001692427**

Dear Mr. Trautner:

We have reviewed your amended draft registration statement and have the following comment. In this comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Index to Financial Statements, page F-1

Note 3. Summary of Significant Accounting Policies, page F-24

Revenue Recognition, page F-25

1.   We note your response to prior comment 17 and the expanded disclosure in your submission regarding your Mulistage Unlimited system. Provide us with further analysis of the factors you evaluated in determining that the two primary components

of this system should not be accounted for as a single arrangement with multiple deliverables. Include sufficient detail regarding the contracts you enter into with your customers and the nature of your product and service offerings in the context of the relevant guidance. As part of your response, address the following:

- You state that your "casing-installed sliding sleeves and downhole frac isolation assembly are distinct, and individually priced, and sold separately to the Company's customers for different purposes." However, with regard to methods available to customers to open or close your sliding sleeves without purchasing the downhole frac isolation assembly service, you state that your customers would need the ability to "precisely locate them in the wellbore and to apply the required amount of force to shift the sleeves from a closed to open position or vice versa;"

- Despite the customer's ability to use your sliding sleeves on a standalone basis, you indicate that customers utilize your downhole frac isolation assembly service in most cases;

- Although your response states that purchase orders typically encompass either casing installed sliding sleeves or downhole frac isolation assembly, disclosure on page 72 of your submission states that customers using your system typically purchase your casing-installed sliding sleeves and utilize services associated with your downhole frac isolation assembly;

- The statement on page 50 of your submission that you market your proprietary GripShift sliding sleeve and the downhole frac isolation assembly together under your Multistage Unlimited brand; and

- Expanded disclosure on page F-25 states that "In cases where services are being performed, the Company generally does not recognize revenue until a job has been completed, which includes a customer signature and that there are no additional services or future performance obligation required by the Company."

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources